Exhibit 12.1

Analog Devices, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Six Months Ended
	Nov. 2,	Nov. 1,	Oct. 31,	Oct. 29,	Oct. 28,	May 5,
(In thousands, except ratios)	2013	2014	2015	2016	2017	2018
Determination of earnings:
Income from continuing operations before provision for taxes on income	$815,323	$729,345	$810,114	$956,921	$828,485	$740,401
Amortization of Capitalized interest	54	54	54	54	54	27
Fixed charges	32,223	35,973	28,191	86,921	250,182	132,055
Total earnings as defined	847,600	765,372	838,359	1,043,896	1,078,721	872,483

Fixed Charges:
Interest and amortization expense	31,585	35,055	27,368	85,808	248,554	130,574
Interest portion of rent expense	638	918	823	1,113	1,628	1,481
Fixed charges	32,223	35,973	28,191	86,921	250,182	132,055
Capitalized interest	—	—	—	—	—	—
Total fixed charges	$32,223	$35,973	$28,191	$86,921	$250,182	$132,055

Ratio of earnings to fixed charges	26.3	21.3	29.7	12.0	4.3	6.6